

January 29, 2024

Henry Liu
Chief Executive Officer
Lakeside Holding Limited
1475 Thorndale Avenue, Suite A
Itasca, Illinois 60143

> **Re: Lakeside Holding Limited**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted January 11, 2024**
> **CIK No. 0001996192**

Dear Henry Liu:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 27, 2023 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Cover Page

1. We note your response to prior comment 1 and your revisions to the cover page, and we re-issue such comment. Disclose whether your offering is contingent upon final approval of your NASDAQ listing on your cover page.

Prospectus Summary, page 1

2. We note your response to prior comment 2, and your revised disclosure that you maintain "in-depth" connections with over 150 warehouses and distribution terminals in almost all transportation hubs in the U.S. Please revise to clarify the nature of such connections.

Capitalization, page 37

3.   Your revised disclosure states the pro forma and pro forma, as adjusted columns include adjustments to reflect the issuance of 50,000 common shares in total in August and October 2023. However, your interim financial statements as of September 30, 2023, as presented in the filing, already include the issuance of these common shares, and therefore, they should not require pro forma adjustment. Please reconcile the inconsistencies in your disclosures and clarify whether additional shares were issued in October 2023.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Cash Flows
Operating Activities, page 51

4.   We note from your revised discussions in response to prior comment 11 that you attribute the increase in cash provided by operating activities between the interim periods on page 51, and the decrease in cash provided by operating activities between years on page 52, to the changes in working capital due to timing of vendor payments, client payments and related parties payment. Please further discuss your payment terms with vendors and credit policies to your customers for each perspective period and what factors drive the different terms between periods.

Business, page 55

5.   Please disclose, to the extent material to an understanding of the registrant, the need for any government approval of the registrant's principal products or services and the effect of existing or probable governmental regulations on the business. Refer to Item 101(h)(4)(viii)-(ix) of Regulation S-K. In that regard, we note your disclosure that you are a cross-border supply chain solution provider with a primary focus on the Asian market including China and South Korea, and we also note your ownership interest in ABL Wuhan. However, we also note that your disclosure under "Government Regulations" beginning on page 66 appears to be limited to U.S. laws and regulations.

Notes to Consolidated Financial Statements
Note 10 - Taxes, page F-25

6.   We note your response to prior comment 18. In addition, we note from pages F-26 to F-29 that you provide pro forma information illustrating the potential tax implications if the Company was to be treated as a C corporation rather than an S Corporation upon the Reorganization. Please also reclassify the amounts of undistributed earnings or losses from those periods being an S Corporation to additional paid in capital at the pro forma consolidated statement of changes in stock holders' equity on page F-29. In addition, revise to provide footnotes to explain what adjustments you have made for the pro forma information and how these adjustments were derived.

Henry Liu
Lakeside Holding Limited
January 29, 2024
Page 3

Notes to Condensed Consolidated Financial Statements, page F-35

7.   We note at the bottom of each page of condensed consolidated financial statements on pages F-31, F-32 and F-33 that you state "retroactively restated for effect of the reorganization." Please expand your footnote disclosure to detail what you restated for the effect of the reorganization and how these amounts were derived.

8.   We note ABL Wuhan ceased to be a subsidiary after its deconsolidatation on August 4, 2023. However, we note several instances throughout your disclosures that continue to refer to "our subsidiary" or otherwise have not been updated to clarify that ABL Wuhan is no longer a subsidiary as of the end of the interim period ending September 30, 2023. Please revise and clarify your disclosures, as necessary.

Note 10 - Taxes, page F-53

9.   For comparable periods presented prior to becoming a C Corporation, pro forma presentations reflecting tax expense for earlier prior periods should continue to be presented for periods prior to becoming taxable using statutory rates in effect for the earlier period. Please revise your disclosures in your interim financial statements and footnotes accordingly.

     Please contact Steve Lo at 202-551-3394 or Shannon Buskirk at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Laura Nicholson at 202-551-3584 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Yang Ge, Esq.